23002797

SEC Mail Processing
Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-47899

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stock Traders DBA Joslin, Jeffrey Alex

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16152 Beach Blvd., Suite 271
(No. and Street)

Huntington Beach	CA	92647
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Joslin	(714) 375-1788	jeff@stocktradershb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Joslin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stock Traders, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OSCAR GAYTAN
Notary Public - California
Orange County
Commission # 2428507
My Comm. Expires Dec 24, 2026

Signature:

Title: PRINCIPAL

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to ~~consolidated~~ financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stock Traders

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2022

Contents

Stock Traders

Independent Auditor's Opinion

For the Year-ended December 31, 2022

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Proprietor of Stock Traders

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Stock Traders (the "Company") as of December 31, 2022, and the related statements of operations, proprietor's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 16, 2023

We have served as the Stock Traders's auditor since 2019.

Stock Traders

Financial Statements

For the year ended December 31, 2022

Stock Traders
Statement of Financial Condition
For the year ended December 31, 2022

Assets	
Current Assets	
Cash and Cash Equivalents	13,246
Securities Held for Sale	460,125
Commissions Receivable	17,793
Total Current Assets	491,164
Other Assets	
Security Deposit	890
Total Other Assets	890
Total Assets	**$492,054**
Liabilities and Owner's Equity	
Current Liabilities	
Accounts Payable	461
Commissions Payable	2,254
Total Current Liabilities	2,715
Owner's Equity	
Retained Earnings	282,139
Accumulated Other Comprehensive Income	207,200
Total Owner's Equity	489,339
Total Liabilities and Owner's Equity	**$492,054**

The accompanying notes are an integral part of these financial statements.

Stock Traders
Statement of Comprehensive Income
For the year ended December 31, 2022

REVENUE		
Management Fee Income		$391,170
Commission Income		167,602
Mutual Funds Income		88,455
Fee Income		25
Total Income		$647,252
EXPENSES		
Commissions	$33,448	
Lease/Rent	11,268	
Accounting	5,750	
Dues and Subscriptions	3,940	
Telephone	2,942	
Supplies	605	
Insurance	500	
Miscellaneous	461	
Total Expenses		$58,914
INCOME FROM OPERATIONS		$588,338
OTHER INCOME (OTHER EXPENSE)		
Interest and Dividend Income		5,859
Total other income		$5,859
INCOME BEFORE PROVISION FOR INCOME TAXES		$594,197
PROVISION FOR INCOME TAXES		-
NET INCOME		**$594,197**
OTHER COMPREHENSIVE INCOME		
Unrealized Gain or Loss from for sale security		($64,900)
COMPREHENSIVE INCOME		**$529,297**

The accompanying notes are an integral part of these financial statements.

Stock Traders
Statement of Cash Flows
For the Year-Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	**$594,197**
Adjustments to reconcile net income (loss) to net cash provided (used) by operations:	
Increases / (Decreases) in:	
Commissions Receivables	($2,265)
Accounts Payable	($4,765)
Net cash provided by operating activities	**$587,167**
CASH FLOWS FROM INVESTING ACTIVITIES	
Security Positions	($64,900)
Unrealized Gain (losses)	$64,900
Net cash provided by investing activities	$0
CASH FLOWS FROM FINANCING ACTIVITIES	
Owner's Draws	($623,465)
Net cash provided (used) by financing activities	**($623,465)**
NET DECREASE IN CASH	**($36,298)**
CASH, beginning of year	$49,544
CASH, end of year	$13,246

The accompanying notes are an integral part of these financial statements.

Stock Traders
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2022

BEGINNING OWNER'S EQUITY, at December 31, 2021	**$583,508**
ADJUSTMENTS TO OWNER'S EQUITY	
Net income	$594,197
Unrealized Gains (Losses)	($64,900)
Owner's Draws	($623,465)
ENDING OWNER'S EQUITY, at December 31, 2022	**$489,339**

The accompanying notes are an integral part of these financial statements.

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations within the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies its performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Investment Advisory Revenue
The Company earns wealth management and investment advisory fees from its contracts with brokerage customers to manage assets for investment, and/or to transact on their accounts. These fees are primarily earned over time as the Company provides the contracted monthly or quarterly services and are generally assessed based on the market value of assets under management (AUM) at month-end. Other related services provided include financial planning services and the fees the Company earns, which are based on a fixed fee schedule, are recognized when the services are rendered. During the year the company recorded $391,170 in investment advisory revenue.

Commission Revenue
The Company earns commission revenue based on securities purchased or sold through our clearing firm, including stocks, bonds, options, mutual funds. All securities commission revenue is recognized and recorded when all parties to the buy or sell transaction have met their obligations and no right to reversal exists. The amount we record is based on the activity on our sales blotter and paid in accordance with the terms of the clearing agreement in place between our Company and our clearing affiliate. During the year the company recorded $167,602 in securities revenue.

Mutual Funds Revenue
With regard to mutual funds sold to customers by application, the firm's concession (revenue) is recorded upon our acceptance of the application. The amount we record is based on the amount invested, the class of shares, and whether Rights of Accumulation and/or Letters of Intent is applicable. Upon receipt of the Company's concession from the mutual fund sponsor a detailed statement is provided indicating the fund sponsor's calculation. The Company will adjust the revenue if the statement from the fund company sponsor indicated that our calculation was incorrect. Mutual funds often pay continuing commissions or 12b-1 fees, and customers may contribute to their mutual fund account without the Company's knowledge. In these instances, the Company does record revenue until receipt of a statement from the mutual fund sponsor identifying the transaction and indicating the amount of revenue earned. The Company will record the revenue in the period indicated on the statement. Investment managers share fees with selling broker dealers in the firm of 12b-1 fees, which are based on a percentage of the assets under management. The Company can estimate 12b-1 fees based on prior periods but must adjust revenue after receipt of the statement from the fund sponsor. The Company records 12b-1 fees as Mutual Fund revenue. During the year the company recorded $88,455 in mutual fund revenue.

Fee Revenue
The Company earns fee income on certain services the firm provides to clients. These services include wire processing fees and fees for services not covered by advisory fees or commissions. The fee is earned after the service is preformed. During the year the company recorded $25.00 in fee revenue.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Stock Traders is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations - Stock Traders (a sole proprietorship), is a brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of the customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

Stock Traders is registered with the SEC (Securities and Exchange Commission), FINRA (Financial Industry Regulatory Authority), SIPC (Securities Investor Protection Corporation), and with the State of California, Department of Corporations.

Method of accounting -The Company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions earned - All trading commissions are received through clearing brokers. Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

NOTE 2 - CASH AND CASH EQUIVALENTS

Pursuant to contract terms between Stock Traders and Hilltop Securities, Inc. (a clearing broker), a minimum balance of $ 10,000 must be maintained in Stock Traders' Hilltop Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Hilltop Securities, Inc. based upon Stock Traders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to Stock Traders after all accounts debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

NOTE 3 - SECURITY DEPOSIT/ OFFICE LEASE

On June 13, 2022 the Company lease agreement expired. The security deposit for the office space is $890, which will be returned to Stock Traders upon Stock Traders vacating the office space. The Company currently has no lease liabilities. The company is currently paying rent for its office space on a month to month basis. As such, ASC 842 is not applicable.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's current assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or at carrying value that approximate fair value because of the short term nature of the instrument. Other financial instruments consist of long- term obligations. The fair value of long-term obligations is estimated based on current interest rates offered to the Company for obligations with similar remaining maturities. The recorded value of these financial instruments approximated fair value at December 31, 2022.

NOTE 5 - SUBSEQUENT EVENTS

Date of Management Evaluation

Management has evaluated subsequent events through February 16, 2023, the date of which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require

recognition in the financial statements or disclosure in the notes to the financial statements.

Stock Traders

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022

Stock Traders

Supplementary Computations

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2022

Computation of Net Capital

Total Stockholder's Equity	$	489,339
Allowable Subordinated Loans	$	-
Non-Allowable Assets	$	15,957
Haircuts on Securities Positions		
Securities Haircuts	$	69,019
Undue Concentration Charges	$	57,317
Net Allowable Capital	$	347,046

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	181
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	50,000
Net Capital Requirement	$	50,000
Excess Net Capital	$	297,046

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	2,714
Percentage of Aggregate Indebtedness to Net Capital		0.78%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2022	$	347,046
Adjustments		
Increase (Decrease) in Equity	$	-
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	0
(Increase) Decrease in Undue Concentration Charges	$	0
Net Capital per Audit	$	347,046
Reconciled Difference	$	-

Stock Traders

Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2022

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2022, the Company had net capital of $347,046 which was $297,046 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .78%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3-3(k)2(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section. Please see that section in this reported for this information.

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
For the Year-End December 31, 2022

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Jeff Joslin
Stock Traders
16152 Beach Blvd., Suite 271
Huntington Beach, CA 92647

Dear Jeff Joslin,

We have reviewed management's statements, included in the accompanying Representation Report of Exemptions, in which (1) Stock Traders identified the following provision of 17 C.F.R. §15c3-3(k) under which Stock Traders claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Stock Traders stated that Stock Traders met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) commissions and fees earned on mutual funds, equities, and other financial instruments, and (2) fees earned for investment advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Stock Trader's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stock Trader's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 16, 2023

Stock Traders

Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2022

Stock Traders
16152 Beach Blvd., Suite 271
Huntington Beach, CA 92647

January 28, 2023

To: Tuttle & Bond PLLC

Re: 17 C.F.R. § 240.15c3-3(k)

Stock Traders (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Act of 1934 (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3(k)((2)(ii)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, equities, and other financial instruments, and (2) fees earned for investment advisory services, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Stock Traders

I, Jeff Joslin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Sole Proprietor
Stock Traders

Stock Traders - (714) 375-1788 - jeff@stocktradershb.com

Stock Traders

Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2022

TuttleBond
Certified Public Accountants

Stock Traders

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Stock Traders is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2022, which were agreed to by Stock Traders and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Stock Traders's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Stock Traders's management is responsible for Stock Traders's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2022 through December 31, 2022 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 16, 2023

Stock Traders

Supplementary Agreed Upon Procedures Report SIPC Reconciliation

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2022

Stock Traders
December 31, 2022
SIPC 7 Reconciliation

			Date Paid:	Check #:	Paid To:
Total Due - SIPC 7	$	251			
Overpayment Applied	$	-			
Balance Due after SIPC 6 Payment and Applied Overpayment	$	124			
Paid with SIPC 6	$	127	August 8, 2022	3714	SIPC
Paid with SIPC 7	$	124	January 14, 2023	3721	SIPC
Total Paid	$	251			
Reconciled Difference (Overpayment) Underpayment	$	0			